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                            CERTIFICATE OF AMENDMENT
                                    OF BYLAWS

                                   PRONET INC.


     I, Mark A. Solls, hereby certify that:

I.   I am the duly appointed Secretary of ProNet Inc., a Delaware corporation.

II. On March 30, 1995, Section 3 of Article II of the Bylaws of this corporation was duly amended by the Board of Directors of this corporation to be and read in its entirety as follows:

     "Section 3. SPECIAL MEETING. Special meetings of the stockholders may be called by the Chief Executive Officer, the President or the Board of Directors."

     IN WITNESS WHEREOF, I have executed this Certificate as of the 30th day of March, 1995.



                              /s/ Mark A. Solls
                              -------------------------------------------------
                              Mark A. Solls, Secretary